Univar N.V.
500 – 108th Avenue NE
Suite 2200
Bellevue, WA
98004 USA

T 425 638-4900
F 425 638-4953

www.univarcorp.com

UNIVAR

RECEIVED

2007 MAY -2 A 11:27

07023168

April 30, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA
Attention: Filing Desk

SUPPL

Re: File number 82-34796
Univar NV Rule 12g3-2(b)(1)(iii) information submission

Dear Sirs:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Company's disclosures as listed on Attachment A.

As required pursuant to Rule 12g3-2(b), the Company's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned if you have any questions about the contents of this letter. Please acknowledge receipt of this submission by date stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

Yours truly,

PROCESSED
MAY 0 4 2007
THOMSON
FINANCIAL

Peter Heinz
Vice President- General Counsel

Enclosure

Dw 5/3

ATTACHMENT A

Univar N.V. Disclosures

Tab 1. 2007 Fiscal Year

a. Press Release: Univar Reports 2.6% Increase in First-Quarter 2007 Operating Results, Dated April 26, 2007

82-34796

UNIVAR

RECEIVED
2007 MAY -2 A 11:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

Univar Reports 2.6% Increase in First-Quarter 2007 Operating Results

Rotterdam, The Netherlands – April 26, 2007 - Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, today announced results for its fiscal first quarter ended March 31, 2007.

Highlights Q1 2007

- **Univar reported consolidated first-quarter net sales of USD 1,726.9 million compared with USD 1,583.0 million in 2006, an increase of 9.1%. All three of the company's major business units – Univar USA, Univar Canada and Univar Europe – contributed to the improvement at relatively similar rates of underlying revenue growth. On a currency-neutral basis, consolidated net sales increased 6.1%.**

- **Consolidated first-quarter 2007 EBIT was USD 56.2 million, an increase of 2.6% over USD 54.8 million in first-quarter 2006. This modest improvement in EBIT resulted from solid sales growth offset largely by a decline in gross margin percentage in Europe and Canada. Operating expense control – below volume growth rate – at all three major business units supported EBIT performance.**

- **Consolidated net income declined 1.6% to USD 30.3 million from USD 30.8 million due to a USD 2.3 million increase in interest expense.**

- **The company reported earnings per share of USD 1.07 compared with USD 1.06 a year ago, an increase of 0.9%.**

- **Overall operating performance improved steadily during the quarter.**

Consolidated Key Results

(unaudited; in USD millions except EBIT margin and earnings per share)	**Q1 2007**	Q1 2006	% Change (actual)	% Change (currency-neutral)
Net sales	**1,726.9**	1,583.0	9.1%	6.1%
Gross margin	**252.7**	239.2	5.6	2.7
Operating expenses	**196.5**	184.4	6.6	3.3
Operating income before depreciation and goodwill amortization (EBITDA)	**68.7**	65.5	4.9	3.0
Operating income (EBIT)	**56.2**	54.8	2.6	1.0
EBIT margin (EBIT:Net sales)	**3.3%**	3.5%		
Net income available to common shareholders	**30.3**	30.8	(1.6)	(2.6)
Basic earnings per common share	**1.07**	1.06	0.9	-

First Quarter Results
The company reported solid sales growth of 9.1% in the first quarter of 2007, to USD 1,726.9 million compared with USD 1,583.0 million in the year-ago quarter. Gross margin for the quarter increased 5.6%, to USD 252.7 million from USD 239.2 million a year ago, and was negatively affected by a decline in gross margin percentage to 14.6% from 15.1% in the year-ago quarter, attributable to Univar Canada and Univar Europe. Gross margin percentage declined in Canada due to a soft economy in Eastern Canada and, in the West, reduced gross margin percentage for Methanol, which historically accounts for a large proportion of Univar Canada's revenues in the first quarter. In Europe, margins were largely unchanged except in France, where they have declined temporarily due to start-up issues associated with the implementation of a new computer system.

EBIT improved by 2.6% to USD 56.2 million from USD 54.8 million a year ago as a result of the increase in sales as well as a controlled increase in operating expenses, offset largely by the decline in gross margin percentage. Net income declined by 1.6%, to USD 30.3 million from USD 30.8 million in the year-ago quarter, due to an increase in interest expense to USD 8.8 million from USD 6.5 million in the first quarter of 2006.

The company's operating results improved monthly throughout the first quarter of 2007.

Market Environment
Modest growth in the US industrial markets, a fairly healthy economy in Western Canada offset by a soft Eastern Canada economy, and continued economic growth in most of mainland Europe were the primary economic factors affecting Univar's performance in the first quarter of 2007. The company experienced comparatively flat overall chemical price movements in the first quarter. In a highly competitive market, Univar continued to defend share, growing pound volumes sold over the year-ago quarter in all of its key geographies, particularly in the US.

Outlook 2007
Based on our view of economic and business conditions in the markets we serve, Univar believes it is positioned to achieve year-over-year (organic) operating performance improvement in sales and EBIT again in 2007. This improvement will be further enhanced by the acquisition of CHEMCENTRAL, which was completed on April 19, 2007.

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial customers, with a full portfolio of products. The majority are commodities that the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 160 distribution centers, located throughout the United States, Canada, 18 European countries and China. In 2006, Univar generated net sales of USD 6.6 billion and operating income (EBIT) of USD 238.6 million. Univar has approximately 6,900 employees based throughout North America, Europe and China. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, visit: www.univarcorp.com

For further information please contact:

Univar N.V.
Gregg Sloate
Director of Investor Relations
Tel: +1 310 722 1363
Fax: +1 425 638 4953
E-mail: gregg.sloate@univarcorp.com

Citigate First Financial
Claire Verhagen
Tel: +31 (0)20 575 40 18
Fax: +31 (0)20 575 40 20
E-mail: claire.verhagen@citigateff.nl

Website : www.univarcorp.com

###

(Financial Tables to Follow)

ANNEX 1: CONSOLIDATED INCOME STATEMENT

(unaudited; in USD millions, except earnings per share and shares outstanding)	Three months ended March 31, 2007	2006	% Change
Net sales	**1,726.9**	1,583.0	9.1%
Cost of sales	**1,474.2**	1,343.8	9.7
Gross margin	**252.7**	239.2	5.6
Personnel costs	**114.3**	107.7	6.1
Depreciation expense	**12.5**	10.7	16.8
Other operating expenses	**69.7**	66.0	5.6
Total operating expenses	**196.5**	184.4	6.6
Operating income (EBIT)	**56.2**	54.8	2.6
Other expense	**0.1**	0.5	(80.0)
Interest expense, net	**8.8**	6.5	35.4
Income before taxes	**47.3**	47.8	(1.0)
Income tax expense	**17.0**	17.0	-
Net income	**30.3**	30.8	(1.6)
Basic earnings per common share	**1.07**	1.06	0.9
Fully diluted earnings per common share	**1.06**	1.04	1.9
Weighted-average shares outstanding	**28,226,737**	29,097,987	(3.0)

ANNEX 2: CHEMCENTRAL COMPARATIVE RESULTS*

(unaudited, in USD millions except EBIT margin)	Q1 2007	Q1 2006	% change	Year ended 12/31/2006	Year ended 12/31/2005	% change
Net sales	**346.7**	336.3	3.1%	**1,363.6**	1,228.1	11.0%
Gross margin	**52.0**	52.0	0.0	**209.8**	195.4	7.4
Operating expenses	**37.0**	35.4	4.5	**146.3**	143.0	2.3
Operating income before depreciation and goodwill amortization (EBITDA)	**17.4**	18.7	(7.0)	**72.7**	60.9	19.4
Operating income (EBIT)	**15.0**	16.6	(9.6)	**63.5**	52.4	21.2
EBIT margin	**4.3%**	4.9%		**4.7%**	4.3%	

* These historical figures have not and will not be incorporated into Univar's financial statements. They have been prepared by CHEMCENTRAL management in accordance with US generally accepted accounting principles and as such are not necessarily in accordance with International Financial Reporting Standards. CHEMCENTRAL results will be consolidated into Univar's financial statements as of April 19, 2007. Certain CHEMCENTRAL revenue and expense items may not be classified in the same accounts as those in Univar's consolidated financial statements. As part of acquisition accounting, a significant portion of the proceeds paid for CHEMCENTRAL shares will be attributable to Goodwill and to Intangible Assets. This will result in additional quarterly and annual amortization expenses, the amount of which has not yet been determined.

END